No Act

1/2/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005543

March 6, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-6-14

Scott McMillen
The Charles Schwab Corporation
scott.mcmillen@schwab.com

Re: The Charles Schwab Corporation
Incoming letter dated January 2, 2014

Dear Mr. McMillen:

This is in response to your letters dated January 2, 2014 and February 7, 2014 concerning the shareholder proposal submitted to Charles Schwab by Investor Voice on behalf of the Seattle Mennonite Church. We also have received letters on the proponent's behalf dated February 5, 2014 and February 10, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

March 6, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Charles Schwab Corporation
Incoming letter dated January 2, 2014

The proposal asks the board to amend the company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted for and against an item (or, "withheld" in the case of board elections).

We are unable to conclude that Charles Schwab has met its burden of establishing that it may exclude the proposal or the entire supporting statement under rule 14a-8(i)(3). Based on the arguments you have presented, we are unable to conclude that the proposal or the supporting statement are materially false or misleading or that they are so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Charles Schwab may omit the proposal or the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA ELECTRONIC DELIVERY: ShareholderProposals@sec.gov

February 10, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Response #2 to Charles Schwab Corporation No-Action Request

Ladies and Gentlemen:

I write in response to a letter dated February 7, 2014 from Charles Schwab Corporation ("Schwab" or "Company"), which offered additional opinions and commentary related to its January 2, 2014 No-Action request.

"Simple Majority"

Other than expressions of its own opinion on various topics, Schwab made a single allegation in its No-Action request: that the Proposal's Resolve clause was vague. However, as with its other unsubstantiated claims, the Company offered no evidence for this other than its own opinion.

Therefore, we respectfully request that Staff deny Schwab's No-Action request.

Investor Voice, SPC ("Investor Voice"), in its February 5, 2014 response to the Company's No-Action request, referenced an outside source – the authoritative Black's Law Dictionary – to demonstrate that the phrase "simple majority" is clear, broadly-understood, and commonly used.

We deplore Schwab's attempt, in its February 7, 2014 letter, to spin this concrete and compelling evidence into an assertion that the Proposal "cannot be understood properly without reference to the Supporting Statement."

The Company has failed to carry its burden of proof that use of the phrase "simple majority" is vague, and its No-Action request should therefore be denied.

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continued next page...

"SEC Standard"

In its various submissions, Schwab states that there is no such thing as an SEC standard. What is actually the case is that the Commission establishes a number of different standards that govern a variety of contexts.

For example, under Rule 16b-3(d)(2) of the Exchange Act, the Commission specifies a vote counting standard of a "majority of the securities of the issuer present or represented, and entitled to vote at the meeting," for exempting certain transactions from Section 16(b) of the Exchange Act. Similarly, Rule 18f-2(a) of the Investment Company Act of 1940, specifies a voting standard of "a majority of the outstanding voting securities of each class or series of stock affected by such matter."

The proxy rules and related Commission guidance also clearly recognize a variety of vote-counting standards. For example, Item 21 of Schedule 14A requires disclosure of "the method by which votes will be counted, including the treatment and effect of abstentions and broker non-votes under applicable state law as well as registrant charter and by-law provisions" and the SEC notes in "Spotlight on Proxy Matters – The Mechanics of Voting" that "the effect of an 'abstain' vote may depend on the specific voting rule that applies."

The existence of a variety of required standards is not unique to the SEC – it is how business gets done the world over. The ISO (International Standards Organization), for example, has established a myriad of standards to govern all manner of processes and products, and there are a countless number of International, Federal, State, and Local entities that themselves each establish a range of standards. Different standards for different contexts are, nevertheless, standards.

Because the Company is inaccurate in its initial supposition, subsequent arguments based upon it are also flawed. Schwab has failed to carry its burden of proof, and for this reason we feel that Staff should deny the Company's No-Action request.

Further Consideration of the Phrase: "SEC Standard"

Because there are so many legitimate standards, the key in defining and discussing them – so that one appropriately compares apples-to-apples – is to establish a context.

The Proposal:

1. Clearly establishes the narrow and well-defined context of vote-counting at company meetings.
2. Clearly defines which particular standard it wishes to discuss and highlight for consideration by shareholders.
3. Because of the 500-word limitation, supplies a name to this particular standard and appropriately distinguishes this name in each-and-every instance by the consistent use of *italics* and leading-caps (which follows established conventions of writing style).

4. Asks shareholders to compare this particular standard to the variety of different vote-count formulas that Schwab has chosen to use in its proxy.
5. States the simple fact that Schwab's particular use of formulas lowers the vote-tally on shareholder-sponsored proposals (vis-à-vis the standard shareholders are asked to consider), and boosts the vote-tally on management-sponsored Proposal #1 relative to other proposals.

Though we respectfully submit that the Proposal's use of *italics* and leading-caps for each instance of the phrase "*SEC Standard*" follows a ubiquitous, common-sense, and well-defined literary protocol, should the Commission feel that it would be beneficial to make additional clarifications of the sort put forth in our February 5, 2014 letter, the Proponent reaffirms its willingness to do so.

- An additional option for consideration would be to place the parenthetical "(as defined above)" after the Proposal's second and subsequent uses of the phrase "*SEC Standard*."

  This would be straightforward, minor, still within the 500-word limitation, and would completely obviate the Company's assertion that this rendering of a Proposal to allow shareholders to evaluate the propriety of Schwab's vote-counting policies somehow maligns the Company's reputation.

Other than this kind of simple clarification, we respectfully request that Staff deny the Company's No-Action request.

Offer of Accommodation

We find it disappointing that Schwab should take genuine offers of accommodation and dialogue and seek to spin them into some kind of admission of shareholder guilt. In our view, common principles of etiquette and SEC Rules both indicate that companies are meant to respect and engage with their shareowners. The Company has failed to engage with the Proponent in any meaningful way, and instead spurned dialogue and turned to the SEC to file a No-Action request. It should be noted that Schwab's notice of deficiency did not reference any concerns regarding language, which would have been an appropriate place to seek remedy.

We feel the shareholder Proposal is sound, clear, and fair. The Proponent's interest in dialogue has been genuine, and its offer of accommodation does not represent an admission of fault. That the Company describes it otherwise is a distortion of the issue.

Therefore, we respectfully request that Staff deny Schwab's No-Action petition.

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continued next page...

In Closing

We feel the Proposal as written is fair, clear, accurate, and well suited for shareholder consideration (or could be easily clarified at the Staff's direction to do so).

The Company has not adequately substantiated any of its claims against the Proposal; in particular, we feel that Schwab's January 2, 2014 and February 7, 2014 submissions to the Commission are fatally flawed because:

- Neither substantiates (or even offers evidence for) the assertion that the Resolve clause is vague.
- Both engage in extensive and highly selective "quote-mining" such that the Company's characterization of the Proposal and the Proposal itself bear little resemblance to each other.
- Both mischaracterize definitions, as well as common and accepted uses of language, in ways we find objectionable.
- Each relies on Company conjecture about the motivations and intent of the Proponent (which, of course, Schwab cannot know); whereas the Proposal deals in concrete and objective facts regarding the vote formulas used and their effect on voting outcomes.

Therefore, we respectfully submit that the Company has failed to meet its burden of proof and that the entirety of the Proposal should be included in the proxy.

That said, as reiterated above, the Commission has before it several simple and expedient remedies should it feel that clarifications to the Proposal's language are warranted.

We appreciate the time and attention given by the Staff to this important and emerging corporate governance matter, and are available for further discussion at: team@InvestorVoice.net or (206) 522-3055.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc Scott McMillen, Vice President and Associate General Counsel, Charles Schwab Corporation

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

February 7, 2014

By electronic transmission to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ***The Charles Schwab Corporation—Omission of Stockholder Proposal Submitted by Investor Voice on behalf of the Seattle Mennonite Church —Securities Exchange Act of 1934, as amended—Rule 14a-8; Response to Proponent's Letter of February 5, 2014***

Ladies and Gentlemen:

The Charles Schwab Corporation (the "Company") submits this letter to address the request by Investor Voice on behalf of the Seattle Mennonite Church (the "Proponent") in its letter of February 5, 2014 (the "Response") to revise its Proposal. The Company respectfully requests the Staff to concur with its request submitted January 2, 2014 that it will not recommend enforcement action to the Commission if the Company omits the proposal submitted by the Proponent (the "Proposal") from the proxy materials for the Company's 2014 Annual Meeting.

The Proponent's offer to rewrite the Proposal — first to the Company and now to the Staff — is an impermissible attempt to salvage a flawed proposal after the deadline has passed. In the Proponent's offer to the Company to "make significant changes" to the Proposal (contained in Exhibit A to the Response), the Proponent acknowledges that "it appears that the current form of the Proposal may be an impediment to [a genuine discussion of the merits] of the Proposal." On the concluding page of the Response, the Proponent asks the Staff to accept revisions to his Proposal as a "Reasonable Offer of Accommodation." Any such rewrites constitute a revision to the Proposal. As published in the Company's 2013 Proxy Statement, shareholder proposals were due to the Company no later than November 29, 2013. Under the Commission's rules, the Company need not — and hereby confirms that it does not — accept any revisions to the Proposal after the deadline. Staff Legal Bulletin No. 14F (Oct. 18, 2011).

It is not surprising that the Proponent wished to submit a revised proposal, as the Proposal is — as outlined in the Company's letter of January 2, 2014 — a mischaracterization of Delaware law and SEC rules and maligns the integrity of management. For instance, the Proponent's "reasonable offer" to change "SEC

Standard" to "SEC Approach" in the Proposal poses the same problems of being false and misleading that are outlined in the Company's prior letter. The invocation of the Commission's name in the defined term misleads stockholders into believing that the Staff and the Commission have placed the Commission's imprimatur on a particular method of vote counting. Not only is this implication untrue, it casts management in a false light, amplified by the derogatory language scattered throughout the supporting statement (as highlighted in the Company's January letter). In addition, the Proponent's use of outside source materials to define a generic reference to vote counting in the body of the Proposal only buttresses the Company's concern that the Proposal cannot be understood properly without reference to the Supporting Statement – a Supporting Statement that casts an image of the Company's management counting votes capriciously in contravention of a Commission-approved standard. The Company agrees with the Proponent that this flawed and misleading Proposal is an impediment to a reasonable discussion and therefore must be excluded from its proxy materials.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (415) 667-1602.

Very truly yours,

Scott McMillen

Scott McMillen
Vice President and Associate General Counsel
Scott.McMillen@Schwab.com

cc: Bruce T. Herbert, Chief Executive, Investor Voice (team@investorvoice.net and overnight mail)

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

VIA ELECTRONIC DELIVERY: ShareholderProposals@sec.gov

February 5, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to Charles Schwab Corporation No-Action Request

Ladies and Gentlemen:

I write in response to the No-Action request initiated January 2, 2014 by Charles Schwab Corporation ("Schwab" or "Company"), which seeks to omit a shareholder proposal ("Proposal") submitted by Investor Voice, SPC ("Investor Voice") on behalf of the Seattle Mennonite Church ("Proponent" or "Church").

This letter is submitted on behalf of the Church by Investor Voice, the Church's designated representative in this matter. Seattle Mennonite Church is a long-term beneficial owner of shares of common stock of Charles Schwab Corporation.

With respect for the Staff's time, we will address the Company's assertions as briefly as possible below in a "(A) SUMMARY OVERVIEW" followed by "(B) MORE DETAILED ANALYSIS" and "(C) IN CONCLUSION."

Pursuant to Staff Legal Bulletin No. 14D (CF) this response is filed via e-mail, and it has been contemporaneously delivered to Scott McMillen, Vice President and Associate General Counsel, Charles Schwab Corporation.

(A) SUMMARY OVERVIEW

1. When one compares the Church's Proposal side-by-side with the Company's No-Action request, we observe that Schwab has engaged in a liberal amount of what might well be described as "selective quote-mining."

   Read as a whole – without looking just at individual quotes taken out of context – we are confident that Commission Staff will concur with our view that the Proposal is reasonable, clear, fair, and properly informing.

2. Investor Voice and the Church hold the view that this No-Action request wastes the Staff's time and resources, because it could easily have been handled in a direct dialogue between Schwab and the Proponent.

   On January 6, 2014 Investor Voice wrote to the Company (see Investor Voice EXHIBIT A) and said: "our client's desire is [to] see a genuine discussion of the merits of the Proposal's request" and "we are willing to make significant changes to the proposal so as to address the company's objections." The Company rejected this overture. The Proponent remains willing to make changes to the Proposal.

3. The definition of "simple majority" is clear and easily understood. The Company does not in any way support its assertion that "simple majority" is "so vague" (EXHIBIT B, page 2, line 24 and page 4, line 38; highlighted) that it "can only be understood by reference to the supporting statement" (EXHIBIT B, page 4, lines 38-39; highlighted).

   To the contrary, the Resolve clause of the Proposal (EXHIBIT C, paragraph A) is clear, very simply stated, and comports with the definition of "simple majority" that is found in Black's Law Dictionary. Neither shareholders nor the Company should be at all confused as to what is being voted upon.

4. Use of the term "SEC Standard" is not misleading. The Proposal gives a clear and accurate description of the SEC vote-counting standard that is used to determine eligibility for resubmission of shareholder proposals. The Company's claim that "the Proposal only acknowledges [this] in passing" (EXHIBIT B, page 3, line 12; highlighted) is itself an inaccurate and misleading representation.

   This is because the Proposal:

   (a) Defines the term "SEC Standard" **in the very first paragraph** of the Supporting Statement (EXHIBIT C, paragraph B; highlighted); and

   (b) Henceforward consistently places the term in italics so as to clearly indicate each step of the way that the term is representative of the definition that is clearly outlined in the first paragraph.

   As Staff is well aware, defining a longer term then referencing a shorter version of it in quotes or italics (such as "Company" or "Proponent") is not only an accepted stylistic convention, the practice is almost made necessary as a result of the 500-word limitation placed on shareholder proposals.

5. In three separate instances the Company asserts that the Proposal implies that Schwab's vote-counting policy is in place "solely to disadvantage" stockholder proponents (EXHIBIT B, page 4, line(s) 2, 18, and 25-26; highlighted).

   The complexity of the prior sentence notwithstanding, it is surprising that Schwab – whose primary complaint is that the Proposal is somehow misleading – would itself engage in such a calculated and repeated mischaracterization of the Proposal.

   The Proposal makes no such assertion of intent and neither the word "solely" nor any synonym of "solely" appears in the Proposal. What the Proposal does do is state the objective fact that shareholder-sponsored proposals are disadvantaged vis-à-vis the management-sponsored PROPOSAL #1, because of the different vote-counting formulas Schwab chooses to apply to each.

6. Regardless of the Company's references to the so-called "default standard," many Delaware corporations apply a single vote-counting formula across-the-board (as this Proposal requests), which demonstrates that companies have free choice in the matter. Schwab does it one way; many other companies choose to do it differently.

   Companies that have vote-counting standards that are consistent with the Proposal's request do not do so, as the Company oddly suggests, to "question the morality of the underlying state law" (EXHIBIT B, page 4, line 28; highlighted), but rather as an appropriate way to place all votes and voters on an equal and fair footing.

   The Proposal provides shareholders the opportunity to consider if this type of consistent approach is what they would like to see at Schwab.

7. The issue of fair vote-counting is coming to the fore as a core corporate governance issue, as evidenced by the January 31, 2014 Institutional Shareholder Services (ISS) Feature report entitled **Vote Disclosures in Focus for 2014 U.S. Proxy Season** (EXHIBIT D) which includes the quote: "There are important principles of fairness and propriety at stake, and occasionally instances where a majority vote (counted the way the SEC does for purposes of determining eligibility for resubmission), is turned into a failing vote because of the variant vote-counting formula used by the company" (EXHIBIT D, page 2, paragraph I; highlighted).

(B) MORE DETAILED ANALYSIS

PROPOSAL IS NOT VAGUE

The Company twice asserts that the simple majority vote standard requested by the Proposal is "so vague" (EXHIBIT B, page 2, line 24 and page 4, line 38; highlighted). However, Schwab offers neither evidence nor supporting rationale for this assertion.

The reality is that "simple majority" is a concept that is both clear and widely understood. Black's Law Dictionary – a trusted and broadly used legal source – defines "simple majority" as:

> "A numerical majority of those actually voting – Absent members, members who are present but do not vote, blanks, and **abstentions are not counted.**" (emphasis added) Ninth Edition, 2009. pp. 1041

It is clear from this that the Company's repeated assertion regarding vagueness is an unsupportable shot-in-the-dark that warrants neither the Commission's time nor attention.

PROPOSAL IS NEITHER FALSE NOR MISLEADING

The Company asserts: "The Proposal materially misleads stockholders to the view that the Company is out of compliance with a Commission standard when in actuality the Company has appropriately elected to follow state law" (EXHIBIT B, page 3, lines 24-26; highlighted).

The Proposal makes no such assertion or implication. What the Proposal does do is make clear the objective fact that the Company uses one vote-counting formula for management-sponsored PROPOSAL #1 (in a way that advantages management), and a different vote-counting formula for all shareholder-sponsored proposals (in a way that disadvantages shareholders).

The Proponent feels: (except where applicable laws or stock exchange regulations may dictate otherwise) **(a)** that vote-counting should be consistent across-the-board, and **(b)** that shareholders should be given the opportunity to decide what they collectively think is most fair and appropriate.

One might suppose that it should go without saying that the Company is engaged (and always seeks to engage) in practices that are legal. Schwab's worry that some shareholder might think the Company is not acting legally may be set aside, we feel, as a red herring that only distracts from the main question on the table, which is: will shareholders will be allowed to vote on whether or not they want a consistent vote-counting formula applied across-the-board (excluding the exceptions referenced above and noted in the Resolve clause).

As Schwab raises phantom questions of legality, it is worth noting that the Company does not acknowledge the fact that the vote-counting method requested by the Proposal:

- Is itself consistent with Delaware state law, and is in active use by a very large number of Delaware-registered corporations.
- Is the formula used by proxy reporting services such as Glass Lewis and ISS to "normalize" their reporting of all company votes. This avoids shareholder confusion and makes voting results comparable across both companies and industries.
- Is actually the vote-counting formula required of all corporations registered in the State of New York.

To be clear, the "default vote counting provision" under Delaware law is not a *recommended* standard. Instead, it is what remains if a company has either not chosen or has overlooked putting anything else in place. In most real-world settings "default" is not an exalted position; rather, it constitutes a lowest common denominator and defines the minimal practice that is deemed to be acceptable.

continued on next page...

PROPOSAL #1 IS A MANAGEMENT-SPONSORED PROPOSAL

The Company argues (emphasized with a bullet-point) that "Management proposals are subject to the same vote counting regime as those of stockholders" (EXHIBIT B, page 4, lines 9-10; highlighted). This is a blatantly false and misleading statement because PROPOSAL #1 – a management-sponsored proposal – is treated differently than other management-sponsored proposals and all shareholder-sponsored ones.

This obvious exception is the entire point of the shareholder Proposal – that the choice of vote-counting formula on management-sponsored PROPOSAL #1 advantages management, while the choice of a different vote-counting formula on shareholder-sponsored proposals disadvantages shareholders.

The Company goes on to state: "Contrary to what is asserted by the Proponent as vote counting to 'side with management,' the vote-counting method does not exist solely to disadvantage stockholder proponents" (EXHIBIT B, page 4, lines 16-19).

This is another mischaracterization of the Proposal. Three times Schwab claims the Proposal accuses the Company of choosing two different vote-counting methodologies, "solely to disadvantage" stockholder proponents (EXHIBIT B, page 4, line(s) 2, 18, and 25-26; highlighted). The Proposal suggests nothing of the sort, and the word "solely" does not appear in the text.

The Proposal does not seek to ascribe any motive to the Company, it simply states the objective fact that shareholder proposals are disadvantaged by the vote-counting process put in place by the Company, whereas the different process used for counting management-sponsored PROPOSAL #1 advantages management in that instance.

(c) IN CONCLUSION

We feel the Church's Proposal is clear, fair, and concisely stated. Read as a whole (and not selectively excerpted, as Schwab has done in its No-Action request), shareholders should not be confused about what is being voted upon. The Company offers no evidence for its unsupported assertion that the request for a "simple majority" is vague.

The Church's Proposal provides a clear and accurate description of the vote-counting formula that is mandated by the SEC for purposes of determining eligibility for resubmission, and is equally clear in referencing that specific definition throughout.

The Proponent feels confident that the Resolve clause and the Supporting Statement (though hopefully presenting an entirely persuasive argument) is written in a way that is accurate, fair, and informative.

REASONABLE OFFER OF ACCOMMODATION

That said (as mentioned in item #2 under section (A) above), should Staff disagree with this assessment, the Church is willing and prepared to make modifications to the language so that it is more accurate, fair, and informative to a level suggested by the Commission. Had Schwab been willing to listen, we feel that quite minor adjustments could have easily addressed every concern put forward by the Company.

Throughout, the Church has been amenable to dialogue and accommodation (reference Investor Voice EXHIBIT A; highlighted), though the Company has consistently rejected this approach.

Acceptable modifications to the Proposal language could include such things as:

- Replace instances of "SEC Standard" with "SEC Approach" (or similar).
- Insert a parenthetical related to the legality of Schwab's current practice, such as "which is allowed under Delaware law" in the second paragraph of the Supporting Statement (Exhibit C, paragraph C).
- ... or other modifications that Staff might feel would be beneficial.

In closing, we feel the Proposal is fair, clear, accurate, and well suited for shareholder consideration. The Company has not adequately substantiated its claims that the Proposal is vague, false, or misleading, and only attempted to support these claims by highly selective and inappropriate "quote-mining" (that we feel represent obvious mischaracterizations of the Proposal).

While we respectfully submit that the Company has failed to meet its burden of proof and that the entirety of the Proposal should be included in the proxy; at most, as detailed above, the Commission should instruct that an appropriate revision of language take place and that the Proposal then be allowed in the proxy for a shareholder vote.

We appreciate the time and attention given by the Staff to this important and emerging corporate governance matter, and are available for further discussion at: team@InvestorVoice.net or (206) 522-3055.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

enc EXHIBIT A, EXHIBIT B, EXHIBIT C, EXHIBIT D

cc Scott McMillen, Vice President and Associate General Counsel, Charles Schwab Corporation

INVESTOR VOICE

INVESTOR VOICE, SPC
10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

EXHIBITS

EXHIBIT A — 1/6/2014 **E-mail from Investor Voice to Charles Schwab** Corporation (1 page; annotated, highlighted)

EXHIBIT B — Charles Schwab Corporation **No-Action Request** (5 pages; annotated, highlighted)

EXHIBIT C — Shareholder **Proposal on Fair Vote-Counting** (1 page; annotated, highlighted)

EXHIBIT D — ISS Governance Weekly feature **Vote Disclosure in Focus for 2014 U.S. Proxy Season** (3 pages; annotated, highlighted)

~ ~ ~

EXHIBIT A
(highlights added)

From:	Bruce Herbert - Team IV <team@investorvoice.net>
Sent:	Monday, January 6, 2014 6:09 PM
To:	'Scott McMillen'
Cc:	Bruce Herbert - IV Team
Subject:	Re: SCHW. Request for No Action (Investor Voice Proposal)

Seattle

Monday 1/6/2014

Hi Scott,

I hope you had a fun & uplifting holiday season.

Earlier today we wrote the SEC indicating that a response to the company's no-action request was being prepared. Naturally, we took care in crafting the Proposal, feel it is entirely defensible, and expect to prevail.

However, our client's desire is [to] see a genuine discussion of the merits of the Proposal's request and it appears that the current form of the Proposal may be an impediment to that.

Therefore, if we can discuss the process confidentially, we are willing to make significant changes to the proposal so as to address the company's objections – with the intent that your time and our time is better spent in dialogue together than in bandying words at the SEC.

Please let me know your thoughts. Thank you.

Sincerely, . . . Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | Accredited Investment Fiduciary
Investor Voice, SPC

10033 - 12th Ave NW
Seattle, WA 98177
(206) 522-3055

team@investorvoice.net
www.InvestorVoice.net

EXHIBIT B

(line numbers & highlights added)

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

January 2, 2014

By electronic transmission to *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ***The Charles Schwab Corporation—Omission of Stockholder Proposal Submitted by Investor Voice on behalf of the Seattle Mennonite Church — Securities Exchange Act of 1934, as amended—Rule 14a-8***

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") advise The Charles Schwab Corporation, a Delaware corporation (the "*Company*"), that it will not recommend enforcement action to the Commission if the Company omits from the proxy materials (the "*Proxy Materials*") to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "*2014 Annual Meeting*") the stockholder proposal (the "Proposal") submitted by Investor Voice (the "*Proponent*"), on behalf of the Seattle Mennonite Church.

Pursuant to Rule 14a-8(j), we have enclosed a copy of the Proposal (see Exhibit A) and the following explanation of the grounds upon which the Company deems omission of the Proposal to be proper. A copy of this letter is being sent to notify the Proponent of the Company's intention to omit the Proposal from its Proxy Materials.

The Company anticipates that its Proxy Materials will be finalized for typesetting and printing on or about March 14, 2014 and ready for filing with the Commission on or about March 28, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

For the reasons set forth below, the Company respectfully requests the Staff's concurrence that the Company may omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading.

EXHIBIT B

(line numbers & highlights added)

I. The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(3) because the Proposal includes numerous statements that are false and misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff stated that the burden is on the company to "demonstrate[] objectively that a factual statement is materially false or misleading." It also provides that excluding a statement may be proper where "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." The Company seeks the Staff's concurrence in the Company's belief that the Proposal is false and misleading in several material respects and should therefore be excluded.

The Proposal calls on the Company's Board of Directors

> to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

The "simple majority" referred to in the resolution is so vague that it can only be understood by reference to the supporting statement. The explanation in the supporting statement is a fundamental mischaracterization of how votes are counted and the standards that apply to voting. The supporting statement criticizes the Company for failure to follow an asserted "SEC Standard" and accuses the Company of selectively switching vote counting methods to the distinct disadvantage of stockholders. It characterizes the Company's practices as "arbitrary," "counter to the core principles of democracy," unfair and inequitable. The Proponent's accusations throughout its Proposal that the Company does not follow a so-called "SEC Standard" and insinuations that the vote counting, which are consistent with Delaware law, are arbitrarily switched at the whim of management make the entire Proposal fatally flawed.

A. *The Proposal faults the Company for failing to follow an "SEC Standard," and there is no such standard.*

The Commission has imposed no standard method on public companies for counting votes of stockholders contrary to the assertions of the Proponent and the repeated references by the Proponent to such a false standard is likely to mislead stockholders when considering the Proposal. The supporting statement states that

> The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals.

EXHIBIT B

(line numbers & highlights added)

> This formula is the votes cast FOR, divided only by the FOR plus AGAINST votes. ¶ Schwab does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes. [Emphasis original.]

The Proposal uses the term "SEC Standard" five times throughout the supporting statement when referring to its proposed method to calculate whether a proposal has been approved. The fact that the Proponent terms its preferred method the "SEC Standard" is both false in its premise and misleads stockholders to a false apprehension that the Commission has placed its imprimatur on a standard that the Company has disregarded.

As the Staff is well aware, and the Proposal only acknowledges in passing, the so-called standard serves only as a consistent and objective means for determination of whether a proposal may be resubmitted to an issuer under Rule 14a-8(i)(12), not whether a proposal has passed as a matter of state law. See answer to Question F.4 in Staff Legal Bulletin No. 14 (July 13, 2001). The Commission has not imposed or even suggested a standard on issuers regarding determination of whether a proposal has been approved. Indeed, the proxy rules defer to the state law of the jurisdiction of incorporation of the issuer, as well as the issuer's bylaws. Item 21(b) of Schedule 14A requires that companies describe "the method by which votes will be counted, including the treatment and effect of abstentions and broker non-votes under applicable state law as well as registrant charter and by-law provisions." We note that the law of Delaware, where the Company is incorporated, provides a default vote counting provision in section 216(a)(2) of the Delaware General Corporation Law (the "*DGCL*") that is consistent with the Company's current practice. The Proposal materially misleads stockholders to the view that the Company is out of compliance with a Commission standard when in actuality the Company has appropriately elected to follow state law.

The Staff has granted no-action relief for the exclusion of stockholder proposals that contained similarly confusing or misleading statements. State Street Corp. (Mar. 1, 2005) (excluding proposal that misled stockholders into believing an inapplicable statute applied to the company); Entergy Corp. (Feb. 14, 2007) (excluding proposal containing objectively false and misleading statements).

B. *The Proposal erroneously and misleadingly claims that the Company "switches" vote counting methods for shareholder-sponsored proposals to the detriment of shareholders vis-à-vis management.*

In comparing the Company's vote counting methods for director elections and other proposals, the supporting statement states that "when it comes to shareholder-sponsored proposals, Schwab does not follow the *SEC Standard*. Instead it does the opposite: the Company switches to a different formula that includes abstentions. This depresses (and therefore harms) the vote-count [sic] for every shareholder-sponsored proposal, regardless of topic." The next sentences characterize the Company's practices as "fail[ing] to respect voter intent, ...arbitrary, and run[ning] counter to core principles of democracy" and "unfairly empower[ing] management

EXHIBIT B

(line numbers & highlights added)

at the expense of stockholders." The implications of these statements are that (1) management switches vote counting methods solely to disadvantage shareholders in their proposals and (2) the distinction made by the Company in subjecting shareholder proposals to such assertedly different standard is "arbitrary." The statements are not only factually false but also inflammatory and impugn the character of the Company's management and should be excluded under Rule 14a-9 as false and misleading. They are materially misleading as to the application and intent of voting standards in the following ways:

- Management proposals are subject to the same vote counting regime as those of stockholders. Recent examples for the Company include, in 2013 alone, the ratification of independent auditors, an advisory vote on named executive officer compensation and management's proposal for the Company's stock incentive plan. To the extent that the fact that abstentions are counted as votes "against" a proposal is deemed an encumbrance or an "inequity," management suffers in its proposals equally under the same burden as any stockholder. Contrary to what is asserted by the Proponent as vote counting to "side with management," the vote counting method does not exist solely to disadvantage stockholder proponents.

- Section 216 of the DGCL itself distinguishes between votes for directors and votes "other than the election of directors." Compare DGCL § 216(a)(2) with § 216(a)(3). As noted above, the Company follows the default standard in treating abstentions against a proposal. The distinction therefore is hardly an "arbitrary" one drawn by the Company solely to disadvantage stockholders, nor is the Company's decision to follow the default rule of the DGCL "counter to core principles of democracy" without calling into question the morality of the underlying state law itself.

Under similar circumstances, the Staff has agreed with management that stockholder proposals may be excluded. Swiss Helvetia Fund, Inc. (Apr. 3, 2001) (excluding proposal that insinuated directors had violated, or could choose to violate, their fiduciary duty).

II. Conclusion

The Company believes the entire Proposal must be excluded and no excision or revision of any part of the Proposal will cure the deficits described above. The proposed resolution refers to a "simple majority" voting standard, which itself is so vague that it can only be understood by reference to the supporting statement. As noted above, the supporting statement is suffused with materially false and misleading statements such that the elimination of any particular sentence, phrase or paragraph will not cure the problem.

For these reasons, the Company respectfully requests that the Staff concur that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the

EXHIBIT B
(line numbers & highlights added)

Proxy Materials for the Company's 2014 Annual Meeting. While the Company believes that the entirety of the Proposal should be excluded, at a minimum, as explained above, the entirety of the Proponent's supporting statement should be stricken.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (415) 667-1602.

Very truly yours,

Scott McMillen

Scott McMillen
Vice President and Associate General Counsel
Scott.McMillen@Schwab.com

Exhibit A: Proposal

cc: Bruce T. Herbert, Chief Executive, Investor Voice (team@investorvoice.net and overnight mail)

EXHIBIT C

(paragraph letters & highlights added)

Final-1 Charles Schwab Corporation 2013-2014 Fair Vote-Counting
(corner-notes for identification purposes only, not intended for publication)

A **RESOLVED:** Shareholders of Charles Schwab Corporation ("Schwab" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

B Schwab is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals. This formula is the votes cast FOR, divided only by the FOR plus AGAINST votes.

C Schwab does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

D Schwab's proxy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as votes 'against' that proposal."

E Using ABSTAIN votes as Schwab does counters a hallmark of democratic voting – honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to oppose a matter.

THREE CONSIDERATIONS:

F [1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Schwab unilaterally counts all abstentions as against a Proposal (irrespective of the voter's intent).

G [2] Abstaining voters have consciously chosen to not support management's recommendation against a shareholder-sponsored item. Despite this, Schwab ignores voter intent and unilaterally counts all abstentions to side with management.

H [3] Further, we observe that Schwab embraces the *SEC Standard* (that this proposal requests) for director elections. In this company-sponsored proposal, the Company excludes abstentions, stating they "will not count as a vote cast" – which boosts the vote-count for management-nominated directors.

I However, when it comes to shareholder-sponsored proposals, Schwab does not follow the *SEC Standard*. Instead, it does the opposite: the Company switches to a different formula that includes abstentions. This depresses (and therefore harms) the vote-count for every shareholder-sponsored proposal, regardless of topic.

IN CLOSING:

J These practices fail to respect voter intent, are arbitrary, and run counter to core principles of democracy.

K We believe a system that is internally inconsistent is confusing, harms shareholder best-interest, and unfairly empowers management at the expense of stockholders.

L Charles Schwab Corporation tacitly acknowledges the inequity of these practices when it applies the *SEC Standard* to board elections, while applying a different formula that artificially lowers the vote to shareholder-sponsored proposals.

M This Proposal calls for the democratic, fair, and consistent use – across-the-board – of the *SEC Standard*, while allowing flexibility for different thresholds where required.

N **Therefore, please vote FOR this common-sense governance Proposal** that ensures fair vote-counting at Schwab.

~ ~ ~

EXHIBIT D

(paragraph letters & highlights added)

ISS An MSCI Brand | Governance Weekly

A January 31, 2014

B FEATURE

C Vote Disclosures in Focus for 2014 U.S. Proxy Season

D Vote disclosures and calculations will feature prominently over the 2014 U.S. annual meeting, with shareholder activists filing resolutions calling for "enhanced" confidential voting, as well as a uniform calculus for measuring support and opposition.

Click here to read the full story. »

EUROPE, MIDDLE EAST, AND AFRICA

Grant Thornton releases its assessment of governance at the largest 350 U.K. companies in 2013.

Click here to read the full story. »

ISS NEWS

ISS seeks feedback on ongoing benchmark consultation, director compensation bylaw FAQs.

Click here to read the full story. »

MEETINGS TO WATCH

Bank Hapoalim, Feb. 11 | ISS Governance QuickScore: N/A

Bank Leumi le-Israel, Feb. 11 | ISS Governance QuickScore: N/A

Click here to read the full story. »

RESEARCH & RESOURCES ON ISS' GOVERNANCE EXCHANGE

2013 Proxy Season Review: Spain

2013 Proxy Season Review: U.K. & Ireland

2013 Proxy Season Review: France

2013 Proxy Season Review: Hong Kong

2013 Proxy U.S. Season Review: ESG Proposals

2013 Proxy Season Review: Japan

2013 Voting Results Report: Europe

2013 Proxy Season Review: United States

More on www.issgovernance.com »

EXHIBIT D

(paragraph letters & highlights added)

E Vote Disclosures in Focus for 2014 U.S. Season

Vote disclosures and calculations will feature prominently over the 2014 U.S. annual meeting, with shareholder activists filing resolutions calling for confidential voting as well as a uniform calculus for measuring support and opposition.

Calls for "enhanced confidential voting," filed principally by retail investor John Chevedden, will first go to a vote at **Whole Foods Market** on Feb. 24, with resolutions also being filed to **The Home Depot**, **Comcast**, **Amazon.com**, **Intel**, **Cummins**, and **Omnicom Group**, among others. ISS is now tracking 14 such proposals, many of which have been challenged at the U.S. Securities and Exchange Commission or judicially, as in the case of Omnicom, a New York-headquartered firm providing advertising and marketing communications services.

The resolutions effectively aim to bar management's visibility into the running tally for management and shareholder resolutions, so as to hinder management's ability to solicit or sway votes prior to a meeting. However, language in the proposals typically provides a carve-out for proxy contests, so as not to create asymmetrical disclosures between management and dissidents, and to monitor votes to ensure quorum requirements are met.

Confidential voting has received significant attention following a separate chairman and CEO vote last May at **JP Morgan Chase's** annual meeting. Proponents of the board leadership shareholder resolution called into question the company's decision to abruptly end disclosure of running vote tallies to the proposal's sponsor in the days prior to the meeting. The Securities Industry and Financial Markets Association (SIFMA) instructed Broadridge Financial Solutions to stop sending real-time results to the American Federation of State, County and Municipal Employees, the New York City Comptroller's Office, and other resolution sponsors, according to press reports, which also noted the banking giant's current head of government affairs previously served as head of SIFMA.

Last year, ISS tracked vote results for just one confidential voting resolution--at **CenturyLink**--which received the support off 42.2 percent of votes cast "for" and "against." The figure is largely in keeping with historical voting trends. Of nearly 90 proposals voted dating back to 1994, average support stood at 38.7 percent, according to ISS records.

F A Uniform Voting Calculus

G Another issue likely to be in focus this year is the method by which companies count votes. Investor Voice, a Seattle-based group that "develops and implements robust shareholder engagement strategies for institutions, individuals, and non-profits," has filed nine resolutions calling on companies to take a uniform approach to calculating support and opposition levels for both management and shareholder resolutions. Companies receiving proposals include **Simon Property Group, McDonald's, Goldman Sachs**, and **Charles Schwab**, among others, with plans for filings at a another six firms.

H According to the proponent, the resolutions call for all matters presented to shareholders to be decided by a simple majority of the shares voted "for" and "against" (or "withheld" in the case of board elections) both management and shareholder resolutions.

I "Folks are generally shocked to learn about this issue, because it's somewhat remarkable that companies can generally adopt whatever vote-counting formula they wish, and are often seen using multiple, differing formulas within the same proxy--often in ways that advantage some or all management-sponsored proposals, while disadvantaging each-and-every shareholder-sponsored one," said Bruce Herbert, chief executive of Investor Voice, in an email to ISS. "There are important principles of fairness and propriety at stake, and occasionally instances where a majority vote (counted the way the SEC does for purposes of determining eligibility for resubmission), is turned into a failing vote because of the variant vote-counting formula used by the company."

J The resolution, which would effectively harmonize company voting calculations with those used by the SEC when measuring shareholder proposal support for resubmission eligibility, stems from the treatment of broker non-votes as dissent by Plum Creek Timber some years ago, according to Larry Dohrs, vice president at Investor Voice. Dohrs told *Governance Weekly* that while companies have since been prohibited from treating broker non-votes as "against" votes, his group has been focused on appropriateness of companies determining abstentions are in fact representative of opposition to a shareholder resolution.

K Questions over the calculus used by companies in determining approval of shareholder proposals in particular were also in the spotlight as recently as last June, following the annual meeting of Bermuda-incorporated **Nabors Industries**. In a June 6 form 8-K filing, the firm announced that resolutions filed by investors calling for the right of proxy access, an independent board chair, and a shareholder vote on golden parachutes, netted 46.7 percent, 49.5 percent, and 45.9 percent of the vote, respectively. When abstentions and broker non-votes were excluded from opposition tally, however, each of the resolutions garnered a narrow majority.

L Nabors' calculation of the voting results conflicted with disclosures on voting requirements in separate areas of the 2013 proxy statement as well as with voting requirements detailed in the company's 2012 DEF14-A, leading to confusion among company stockholders. The company argued there had been no change to its voting calculus, which, officials said, had always treated broker non-votes as votes against on non-binding shareholder proposals.

M Notably, the campaign is not new, with the New York City Employee Retirement System (NYCERS) filing similar resolutions calling for the exclusion of abstentions when counting dissent on shareholder proposals, according to ISS records. Those resolutions--voted on more than a decade at **Alaska Air Group, Fluor, PG&E, Harrah's Entertainment**, and others--netted average support of just over 15 percent Â with a high of 20.9 percent of votes cast "for" and "against."--*Subodh Mishra, Governance Exchange*

BACK TO TOP ↑

EXHIBIT D

(paragraph letters & highlights added)

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

January 2, 2014

By electronic transmission to *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Charles Schwab Corporation—Omission of Stockholder Proposal Submitted by Investor Voice on behalf of the Seattle Mennonite Church — Securities Exchange Act of 1934, as amended—Rule 14a-8*

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") advise The Charles Schwab Corporation, a Delaware corporation (the "*Company*"), that it will not recommend enforcement action to the Commission if the Company omits from the proxy materials (the "*Proxy Materials*") to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "*2014 Annual Meeting*") the stockholder proposal (the "Proposal") submitted by Investor Voice (the "*Proponent*"), on behalf of the Seattle Mennonite Church.

Pursuant to Rule 14a-8(j), we have enclosed a copy of the Proposal (see Exhibit A) and the following explanation of the grounds upon which the Company deems omission of the Proposal to be proper. A copy of this letter is being sent to notify the Proponent of the Company's intention to omit the Proposal from its Proxy Materials.

The Company anticipates that its Proxy Materials will be finalized for typesetting and printing on or about March 14, 2014 and ready for filing with the Commission on or about March 28, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

For the reasons set forth below, the Company respectfully requests the Staff's concurrence that the Company may omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading.

I. The Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(3) because the Proposal includes numerous statements that are false and misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Staff stated that the burden is on the company to "demonstrate[] objectively that a factual statement is materially false or misleading." It also provides that excluding a statement may be proper where "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." The Company seeks the Staff's concurrence in the Company's belief that the Proposal is false and misleading in several material respects and should therefore be excluded.

The Proposal calls on the Company's Board of Directors

> to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

The "simple majority" referred to in the resolution is so vague that it can only be understood by reference to the supporting statement. The explanation in the supporting statement is a fundamental mischaracterization of how votes are counted and the standards that apply to voting. The supporting statement criticizes the Company for failure to follow an asserted "SEC Standard" and accuses the Company of selectively switching vote counting methods to the distinct disadvantage of stockholders. It characterizes the Company's practices as "arbitrary," "counter to the core principles of democracy," unfair and inequitable. The Proponent's accusations throughout its Proposal that the Company does not follow a so-called "SEC Standard" and insinuations that the vote counting, which are consistent with Delaware law, are arbitrarily switched at the whim of management make the entire Proposal fatally flawed.

A. *The Proposal faults the Company for failing to follow an "SEC Standard," and there is no such standard.*

The Commission has imposed no standard method on public companies for counting votes of stockholders contrary to the assertions of the Proponent and the repeated references by the Proponent to such a false standard is likely to mislead stockholders when considering the Proposal. The supporting statement states that

> The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals.

> This formula is the votes cast FOR, divided only by the FOR plus AGAINST votes. ¶ Schwab does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes. [Emphasis original.]

The Proposal uses the term "SEC Standard" five times throughout the supporting statement when referring to its proposed method to calculate whether a proposal has been approved. The fact that the Proponent terms its preferred method the "SEC Standard" is both false in its premise and misleads stockholders to a false apprehension that the Commission has placed its imprimatur on a standard that the Company has disregarded.

As the Staff is well aware, and the Proposal only acknowledges in passing, the so-called standard serves only as a consistent and objective means for determination of whether a proposal may be resubmitted to an issuer under Rule 14a-8(i)(12), not whether a proposal has passed as a matter of state law. See answer to Question F.4 in Staff Legal Bulletin No. 14 (July 13, 2001). The Commission has not imposed or even suggested a standard on issuers regarding determination of whether a proposal has been approved. Indeed, the proxy rules defer to the state law of the jurisdiction of incorporation of the issuer, as well as the issuer's bylaws. Item 21(b) of Schedule 14A requires that companies describe "the method by which votes will be counted, including the treatment and effect of abstentions and broker non-votes under applicable state law as well as registrant charter and by-law provisions." We note that the law of Delaware, where the Company is incorporated, provides a default vote counting provision in section 216(a)(2) of the Delaware General Corporation Law (the "*DGCL*") that is consistent with the Company's current practice. The Proposal materially misleads stockholders to the view that the Company is out of compliance with a Commission standard when in actuality the Company has appropriately elected to follow state law.

The Staff has granted no-action relief for the exclusion of stockholder proposals that contained similarly confusing or misleading statements. State Street Corp. (Mar. 1, 2005) (excluding proposal that misled stockholders into believing an inapplicable statute applied to the company); Entergy Corp. (Feb. 14, 2007) (excluding proposal containing objectively false and misleading statements).

B. *The Proposal erroneously and misleadingly claims that the Company "switches" vote counting methods for shareholder-sponsored proposals to the detriment of shareholders vis-à-vis management.*

In comparing the Company's vote counting methods for director elections and other proposals, the supporting statement states that "when it comes to shareholder-sponsored proposals, Schwab does not follow the *SEC Standard*. Instead it does the opposite: the Company switches to a different formula that includes abstentions. This depresses (and therefore harms) the vote-count [sic] for every shareholder-sponsored proposal, regardless of topic." The next sentences characterize the Company's practices as "fail[ing] to respect voter intent, ...arbitrary, and run[ning] counter to core principles of democracy" and "unfairly empower[ing] management at the expense of stockholders." The implications of these statements are that (1) management switches vote counting methods solely to disadvantage shareholders in their proposals and (2) the distinction made by the Company in subjecting shareholder proposals to such assertedly different standard is "arbitrary." The statements are not only factually false but also inflammatory and impugn the character of the Company's management and should be excluded under Rule 14a-9 as false and misleading. They are materially misleading as to the application and intent of voting standards in the following ways:

- Management proposals are subject to the same vote counting regime as those of stockholders. Recent examples for the Company include, in 2013 alone, the ratification of independent auditors, an advisory vote on named executive officer compensation and management's proposal for the Company's stock incentive plan. To the extent that the fact that abstentions are counted as votes "against" a proposal is deemed an encumbrance or an "inequity," management suffers in its proposals equally under the same burden as any stockholder. Contrary to what is asserted by the Proponent as vote counting to "side with management," the vote counting method does not exist solely to disadvantage stockholder proponents.

- Section 216 of the DGCL itself distinguishes between votes for directors and votes "other than the election of directors." Compare DGCL § 216(a)(2) with § 216(a)(3). As noted above, the Company follows the default standard in treating abstentions against a proposal. The distinction therefore is hardly an "arbitrary" one drawn by the Company solely to disadvantage stockholders, nor is the Company's decision to follow the default rule of the DGCL "counter to core principles of democracy" without calling into question the morality of the underlying state law itself.

Under similar circumstances, the Staff has agreed with management that stockholder proposals may be excluded. Swiss Helvetia Fund, Inc. (Apr. 3, 2001) (excluding proposal that insinuated directors had violated, or could choose to violate, their fiduciary duty).

II. Conclusion

The Company believes the entire Proposal must be excluded and no excision or revision of any part of the Proposal will cure the deficits described above. The proposed resolution refers to a "simple majority" voting standard, which itself is so vague that it can only be understood by reference to the supporting statement. As noted above, the supporting statement is suffused with materially false and misleading statements such that the elimination of any particular sentence, phrase or paragraph will not cure the problem.

For these reasons, the Company respectfully requests that the Staff concur that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the

Proxy Materials for the Company's 2014 Annual Meeting. While the Company believes that the entirety of the Proposal should be excluded, at a minimum, as explained above, the entirety of the Proponent's supporting statement should be stricken.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (415) 667-1602.

Very truly yours,

Scott McMillen

Scott McMillen
Vice President and Associate General Counsel
Scott.McMillen@Schwab.com

Exhibit A: Proposal

cc: Bruce T. Herbert, Chief Executive, Investor Voice (team@investorvoice.net and overnight mail)

EXHIBIT A

STOCKHOLDER PROPOSAL

Final-1 Charles Schwab Corporation 2013-2014 Fair Vote-Counting (corner-notes for identification purposes only, not intended for publication)

RESOLVED: Shareholders of Charles Schwab Corporation ("Schwab" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

Schwab is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals. This formula is the votes cast FOR, divided only by the FOR plus AGAINST votes.

Schwab does not follow this *SEC Standard*, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

Schwab's proxy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as votes 'against' that proposal."

Using ABSTAIN votes as Schwab does counters a hallmark of democratic voting – honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to oppose a matter.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain – to have their vote noted, but not counted. Yet, Schwab unilaterally counts all abstentions as against a Proposal (irrespective of the voter's intent).

[2] Abstaining voters have consciously chosen to not support management's recommendation against a shareholder-sponsored item. Despite this, Schwab ignores voter intent and unilaterally counts all abstentions to side with management.

[3] Further, we observe that Schwab embraces the *SEC Standard* (that this proposal requests) for director elections. In this company-sponsored proposal, the Company excludes abstentions, stating they "will not count as a vote cast" – which boosts the vote-count for management-nominated directors.

However, when it comes to shareholder-sponsored proposals, Schwab does not follow the *SEC Standard*. Instead, it does the opposite: the Company switches to a different formula that includes abstentions. This depresses (and therefore harms) the vote-count for every shareholder-sponsored proposal, regardless of topic.

IN CLOSING:

These practices fail to respect voter intent, are arbitrary, and run counter to core principles of democracy.

We believe a system that is internally inconsistent is confusing, harms shareholder best-interest, and unfairly empowers management at the expense of stockholders.

Charles Schwab Corporation tacitly acknowledges the inequity of these practices when it applies the *SEC Standard* to board elections, while applying a different formula that artificially lowers the vote to shareholder-sponsored proposals.

This Proposal calls for the democratic, fair, and consistent use – across-the-board – of the *SEC Standard*, while allowing flexibility for different thresholds where required.

Therefore, please vote FOR this common-sense governance Proposal that ensures fair vote-counting at Schwab.

~ ~ ~